CUTLER GROUP, LLC

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

December 31, 2022
<u>AVAILABLE FOR PUBLIC INSPECTION</u>



OATH OR AFFIRMATION

I, **Nader Sharabati**, swear (or affirm), that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Cutler Group, LLC,** as of **December 31, 2022,** is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivallent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OUD SAPPRASERT O'BRIEN
Notary Public - California
San Francisco County
Commission # 2384567
My Comm. Expires Dec 23, 2025

Signature

Chief Financial Officer
Title

Notary Public

This filing contains (check all applicable boxes):**

[**x**] (a) Statement of financial condition.
[**x**] (b) Notes to consolidated statement of financial condition.
[ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
[ ] (d) Statement of cash flows.
[ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
[ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
[ ] (g) Notes to consolidated financial statements.
[**x**] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
[ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
[**x**] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
[ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
[ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
[**x**] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
[ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
[**x**] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
[ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
[**x**] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
[ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
[ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
[**x**] (t) Independent public accountant's report based on an examination of the statement of financial condition.
[ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
[ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
[ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
[ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
[ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
[ ] (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42415

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___**01/01/22**___ AND ENDING ___**12/31/22**___
                                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM:

   CUTLER GROUP, LLC.

TYPE OF REGISTRANT (check all applicable boxes):

[X] **Broker-dealer**   ☐ **Security-based swap dealer.**   ☐ **Major security-based swap participant**

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   101 Montgomery Street, Suite 700
   (No. and Street)

   San Francisco   **California**   **94104**
   (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REAGARD TO THIS FILING

   Nader Sharabati   **(415) 293-3960**
                                                                              (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

   Ryan & Juraska, LLP, Certified Public Accountants
   (Name – if individual, state last, first, middle name)

   141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
   (Address)   (City)   (State)   (Zip Code)

_____3/24/2009_____3407_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cutler Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cutler Group, LLC (the "Company") as of December 31, 2022, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cutler Group, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cutler Group, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cutler Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2001.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Cutler Group, LLC's financial statement. The supplemental information is the responsibility of Cutler Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2023

CUTLER GROUP, LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	2,035,727
Receivable from broker-dealer		1,833,164
Securities owned, at fair value		1,271,448,339
Furniture, equipment and software, at cost (net of accumulated depreciation of $13,017,944)		1,511,135
Other assets		579,035
	$	1,277,407,400

Liabilities and Members' Capital

Liabilities		
Securities sold, not yet purchased, at fair value	$	987,837,201
Payable to broker-dealer		89,726,371
Lease liability		150,531
Accounts payable and accrued expenses		16,405,056
		1,094,119,159
Members' capital		
Manager		8,939,174
Members		174,349,067
		183,288,241
	$	1,277,407,400

See accompanying notes.

CUTLER GROUP, LLC

Notes to Financial Statement
December 31, 2022

_____

1.   **Organization**

Cutler Group, LLC (the "Company"), a Delaware limited liability company formerly known as Cutler Group, L.P, a California limited partnership, was organized on February 1, 1994. The conversion from a limited partnership to a limited liability company was effective July 1, 2022. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of NYSE, NYSE Arca, Nasdaq and Cboe BZX Equity Exchanges. The Company is a member / market maker on NYSE-Arca, AMEX, Cboe-C1, C2, BZX EDGX, Nasdaq - PHLX, NOM, ISE, GEMX, MRX, MIAX Options Exchanges. The firm engages primarily in the proprietary trading of exchange-traded equity securities and equity options contracts.

The Company's manager is Trent Cutler Capital, LLC (the "Manager").   The Manager conducts and manages the business of the Company.   Class A Members, and Class B Members as defined in the Company's Operating Agreement do not have any management responsibility (see Note 3).

2.   **Summary of Significant Accounting Policies**

The Company's financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statement:

Revenue Recognition and Securities Valuation
Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Open trade equity in futures is included in payable to broker-dealer and measured at the closing exchange price. Realized and unrealized gains or losses from securities and futures trading are included in trading gains in the statement of operations.

Use of Estimates
The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and the accompanying notes. Management determines that the estimates utilized in preparing its financial statement is reasonable and prudent. Actual results could differ from these estimates.

Depreciation
Depreciation of furniture and computer equipment is computed using the straight-line method for financial reporting and the straight line and accelerated methods for income tax purposes.

_____

2. **Summary of Significant Accounting Policies, continued**

Accounting for Leases
In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) asset and lease liabilities for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. At adoption the Company recognized lease liabilities of $1,540,629 representing the discount value of the remaining fixed lease payments. Changes in lease liabilities are based on current period interest and cash payments. The Company also recognized ROU assets of $1,540,629 at adoption, which represents the measurement of the lease liabilities, payments and direct costs.

Financial Instruments-Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendment was effective for fiscal years beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Company's Financial Statement.

Income Taxes
No provision has been made for federal income taxes, as the taxable income of the Company is included in the respective income tax returns of the members. At December 31, 2022, the Company accrued $1,980,657 for California state taxes.

In accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2019. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2022.

3. **Company Operating Agreement**

Profit and Loss Allocations
All profits and losses are allocated quarterly, after allocations to the Self-Backed Traders (see Note 5), subject to the following:

a. "Designated Net Profits" and "General Net Profits", as defined in the Company's Operating Agreement, shall first be allocated to members in proportion to their respective ownership percentages as of the first day of each calendar quarter to remove unrecouped "Designated Net Losses" and "General Net Losses", as defined in the Company's Operating Agreement, for such members.

_____

3. **Company Operating Agreement, continued**

    b. Class B Members, as defined in the Company's Operating Agreement, are allocated all remaining Designated Net Profits and Designated Net Losses in proportion to their respective Class B percentage interest. After the allocation to the Class B Members, the remaining Designated Net Profits and Designated Net Losses are allocated in the same manner as General Net Gains and General Net Losses.

    c. The remaining General Net Profits and General Net Losses are then allocated to the Manager, Class A Members and Class B Members as defined in the Company's Operating Agreement.

    At December 31, 2022, Class A Members and Class B Members have an ending capital totaling $157,620,261 and $16,728,806, respectively.

4. **Distributions and Withdrawals**

    The Company is not required to make distributions, but may do so at the discretion of the Manager. A member may request a withdrawal of his or her entire capital account, or any portion thereof, as of the end of any calendar quarter, by giving 30 days prior written notice to the Manager; provided that the member maintained his or her investment for a minimum one year period. The Manager may accept withdrawal requests of shorter notice at its discretion.

5. **Agreements and Related-Party Transactions**

    The Company has a Joint Back Office ("JBO") clearing agreements with Merrill Lynch Professional Clearing Corp. ("ML-PRO") and Goldman Sachs & Co. LLC ("GS"). These agreements allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of these agreements, the Company has invested $20,000 and $10,000 in the preferred shares of ML-PRO and GS, respectively. The Company's investments in ML-PRO and GS are reflected in other assets in the statement of financial condition. Under the rules of the Financial Industry Regulatory Authority, these agreements require that the Company maintain a minimum net liquidating equity of $1 million with ML-PRO, exclusive of its preferred stock investment.

    The Company has entered into trading agreements with certain of its traders (the "Self-Backed Traders"). Under these agreements, the Self-Backed Traders have agreed to contribute capital to fund their trading activities. The Self-Backed Traders receive a percentage of the "net revenues" (trading gains less expenses) of their respective trading accounts, as defined in the trading agreements. Such allocations are credited to the respective member capital account of the Self-Backed Traders. The Self-Backed Traders' profit allocations are deducted from total Company income before determining the net profit or loss to be allocated to the members on a pro rata basis.

_____

6. Financial Instruments

ASC 815 "Derivatives and Hedging" requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the Statement of Operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent that any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

_____

7. **Fair Value Measurements and Disclosures**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value is requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

- State Municipal Obligations. State Municipal Obligations are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, State Municipal Obligations are generally categorized in level 1 of the fair value hierarchy.

7.   Fair Value Measurements and Disclosures, continued

- Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads of credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

- Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise they are categorized in level 2 or 3 of the fair value hierarchy.

- Listed Derivative Contracts. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Level 1
Assets	
Securities owned	
Equities	$ 820,240,897
Options	442,639,206
Treasury Bills	8,568,236
Total securities owned	$ 1,271,448,339
Liabilities	
Securities sold, not yet purchased	
Equities	$ 482,457,153
Options	505,380,048
Total securities sold, not yet purchased	$ 987,837,201

At December 31, 2022, the Company had $73,810 in open futures contracts. At December 31, 2022, the Company held no Level 2 or Level 3 investments.

_____

8. **Credit Concentration**

    At December 31, 2022, a significant credit concentration consisted of approximately $185.3 million, representing the fair value of the Company's trading accounts carried by its clearing broker, Bank of America Securities Inc. The Manager does not consider any credit risk associated with this net receivable to be significant.

    At December 31, 2022, the Company had a cash balance at one bank in excess of FDIC limits. Management believes the Company is not exposed to any significant credit risk on cash.

9. **Employee Benefit Plan**

    The Company has established a 401(k) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

10. **Commitments**

    The Company recognizes leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 842, leases and recognize a right of use asset and lease liability in the statement of financial condition. The Company has recorded a right of use asset and lease liability based on the presents value of the future payments calculated with a 1.54% discount rate. The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. Rent expense for the year ended December 31, 2022 totaled approximately $526,000.

    The minimum annual rental commitments under non-cancelable operating leases are approximately as follows as of December 31, 2022:

Year Ending December 31,		Amount
2023		164,000
Imputed Interest		(13,000)
Lease liability	$	151,000

    The current value of ROU asset is approximately $151,000 and reflected in other assets in the Statement of Financial Condition.

_____

11. **Guarantees**

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Derivative Contracts
Certain derivative contracts meet the accounting definition of a guarantee, including certain options written, contingent forward contracts and credit default swaps. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee.

The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

12. **Contingency**

In the normal course of business, the Company is subject to legal actions that involve claims for monetary relief. At December 31, 2022, the Company was party to two claims. The Company's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the financial position of the Company.

CUTLER GROUP, LLC

Notes to Financial Statement, Continued
December 31, 2022

_____

13. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $1,000,000 or 6 ⅔% of "aggregate indebtedness", as defined.

   At December 31, 2022, the Company had net capital and net capital requirements of $169,339,108 and $1,093,671, respectively.

14. **Subsequent Events**

   The Company's management has evaluated events and transactions through February 24, 2023 the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statement.

SUPPLEMENTAL SCHEDULES

CUTLER GROUP, LLC **Schedule 1**

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2022

Computation of net capital				
Total members' capital			$	183,288,241
Deduct members' capital not allowable for net capital				(11,284,459)
Total members' capital qualified for net capital				172,003,782
Deductions and/or charges:				
Nonallowable assets:				
Furniture and equipment, net	$	1,511,135		
Other assets		428,504		(1,939,639)
Commodity futures contracts and spot commodities proprietary capital charges		724,725		(724,725)
Net capital before haircuts on securities positions				169,339,418
Haircuts on securities:				
Trading and investment securities:				
Debt securities	$	—		
Other securities		310		
Undue concentration		—		(310)
Net capital			$	169,339,108
Computation of basic capital requirement				
Minimum net capital required (greater of $1,000,000 or 6 ⅔% of aggregate indebtedness)				1,093,671
Net capital in excess of net capital requirement			$	168,245,437
Computation of aggregate indebtedness				
Aggregate indebtedness			$	16,405,056
Ratio of aggregate indebtedness to net capital			%	9.69

There are no material differences between the above computation and the Company’s corresponding unaudited Form FOCUS Part II filing as of December 31, 2022.

See accompanying notes.

CUTLER GROUP, LLC   **Schedule 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2022

The Company did not handle any customer cash or securities during the year ended December 31, 2022 and does not have any customer accounts.

CUTLER GROUP, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2022

The Company did not handle any customer cash or securities during the year ended December 31, 2022 and does not have any customer accounts.